SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number 0-23795

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

         For Period Ended: December 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  EXDS, Inc.

Former name, if applicable:  Exodus Communications, Inc.

Address of principal executive office (street and number):
                       2831 Mission College Boulevard

City, State and Zip Code:  Santa Clara, California 95054


                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (X) (a)     The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;
     ( )  (b)     The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
                  following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     ( )  (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On September 26, 2001, EXDS, Inc., f/k/a/ Exodus Communications, Inc (the "Registrant"), together with six of its domestic U.S. subsidiaries (the "Debtor Subsidiaries"), filed for protection under Chapter 11 of Title 11 of the United States Code (the "Case") and voluntarily delisted its common stock from the NASDAQ National Market. On October 5, 2001, the Registrant's common stock began to trade on the OTC Bulletin Board. On February 1, 2002, the Registrant and the Debtor Subsidiaries consummated the sale of substantially all of their assets to Digital Island Inc., a subsidiary of Cable and Wireless plc. As a consequence of the sale, the Registrant has ceased to operate an independent business and conducts limited operations solely for the purpose of transferring its former business to Digital Island Inc. and completing the liquidation of the Registrant and the Debtor Subsidiaries. On March 25, 2002, the Registrant and the Debtor Subsidiaries filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") a Disclosure Statement With Respect to Joint Plan of Reorganization of EXDS, Inc. and its Debtor Affiliates (the "Disclosure Statement"), including a Joint Plan of Reorganization of EXDS, Inc. and its Debtor Affiliates (the "Plan"). On March 27, the Registrant filed a Current Report on Form 8-K, attaching the Disclosure Statement, including the Plan, and disclosing, consistent with previous public statements by the Registrant, that its common stock is expected to have no future value and that, pursuant to and upon confirmation of the Plan, the Registrant's common stock will be cancelled and the holders thereof will not receive any amounts with respect to their shares.

         On April 1, 2002, the Registrant filed a Current Report on Form 8-K, attaching copies of the unaudited, unconsolidated Monthly Operating Reports previously filed with the Bankruptcy Court by the Registrant and each of the Debtor Subsidiaries for each of the months of October, November and December, 2001. The Registrant has disclosed that it intends to file with the Securities and Exchange Commission (the "Commission") additional Monthly Operating Reports as soon as practicable after such reports are filed with the Bankruptcy Court.

         The burdens related to the Case, coupled with reductions in personnel, have resulted in the Registrant's inability to prepare the financial statements, related notes and other information required by Form 10-K without unreasonable and unduly burdensome effort and expense. As a result of the sale of substantially all of the assets of the Registrant and the Debtor Subsidiaries to Digital Island Inc., the Registrant has experienced a substantial reduction in its workforce, including its accounting and financial staff, who are critical to the preparation of the Form 10-K. Moreover, the Registrant has had to, and will continue to, devote its limited remaining accounting and financial resources to the reorganization process and related issues, including accumulating and reporting information required by the Bankruptcy Court, working on the Plan, working on post-closing contractual matters relating to the sale of assets to Digital Island Inc., providing assistance with respect to the liquidation of the Registrant's remaining assets and responding to numerous requests for information from various constituencies in the Case, including the Official Committee of Unsecured Creditors. Finally, the Registrant estimates it would have to pay its outside auditor or other qualified independent accounting firm over $1 million in fees to audit its financial statements. As the information contained in such financial statements would relate almost entirely to a business that already has been sold, such information would be of little to no value or relevance to investors, who have already been informed that the Registrant's common stock has no value. Accordingly, for these reasons, the Registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.


                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Joseph Stockwell            408                        346-2200
                 (Name)               (Area Code)            (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                            (X) Yes   (  ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            (X) Yes   (  ) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The events which precipitated the filing of the Cases by the Registrant and the Debtor Subsidiaries during the fiscal year ended December 31, 2001, together with the impact of such bankruptcy filing on the Registrant and the Debtor Subsidiaries and actions taken subsequent to the filing of the Cases, as previously disclosed in the Registrant's filings with the Commission on Forms 10-Q and 8-K since the commencement of the Cases, have resulted in significant changes in the results of operations of the Registrant from the fiscal year ended December 31, 2000. Due to the significance of these changes and the reductions in the Registrant's accounting and financial staff described in Part III above, the Registrant is unable to make a reasonable estimate of such results.



                                 EXDS, Inc.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2002                 By: /s/ Joseph Stockwell
                                        ------------------------------------
                                        Name:  Joseph Stockwell
                                        Title: Chief Executive Officer